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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         iBeam Broadcasting Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   45073P-10-1
                                 (CUSIP Number)


                                Michael Zimmerman
                             c/o Touch America, Inc.
                                 130 North Main
                              Butte, Montana 59701
                                  406-497-5426

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  July 10, 2001
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.


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--------------------------------
CUSIP NO.
45073P-10-1

--------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Touch America, Inc.
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                  [ ]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Montana
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              24,009,400
    SHARES          ------------------------------------------------------------
 BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY               0
    EACH            ------------------------------------------------------------
  REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON                24,009,400
    WITH            ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       24,009,400
--------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                                                                  [ ]
--------------------------------------------------------------------------------


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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.9%*
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------


(*) This percentage is calculated assuming the conversion of 240,094 shares of Series A Preferred Stock owned by Touch America, Inc. into the Issuer's Common Stock pursuant to the terms and conditions of the Issuer's Certificate of Designations, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Williams Communications, LLC, Lunn iBeam, LLC or Allen & Company Incorporated into Common Stock. Assuming full conversion of the shares of Series A Preferred Stock owned by Williams Communications, LLC, Lunn iBeam, LLC and Allen & Company Incorporated into Common Stock, Touch America, Inc. would beneficially own 6.5% of the outstanding shares of Common Stock of the Issuer.




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Item 1.  SECURITY AND ISSUER. This Schedule 13D relates to the Common Stock,
$.0001 par value per share (the "Common Stock") of iBeam Broadcasting Corporation (the "Issuer") issuable upon conversion of the Series A Convertible Preferred Stock $.0001 par value per share ("Series A Preferred") of the Issuer.

The principal executive offices of the Issuer are located at 645 Almanor Avenue, Suite 100, Sunnyvale, CA 94085.


Item 2.  IDENTITY AND BACKGROUND.

(a)      Name:      Touch America, Inc. ("Touch America")

(b)      Address:   130 North Main
                    Butte, Montana  59701

(c)      Principal Business or Occupation:   Touch America is a national
fiber-optic and regional wireless broadband transport company.

(d) During the past five years, Touch America has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Touch America has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Touch America purchased 240,094 shares of Series A Preferred, which are convertible into the shares reported herein, with working capital. None of the funds used to purchase the Series A Preferred consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Series A Preferred or the Common Stock.




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Item 4.  PURPOSE OF THE TRANSACTION.

         Touch America entered into the agreements described below because of its belief that the purchase of the Series A Preferred represents an attractive investment.

         On June 24, 2001, the Issuer entered into a stock purchase agreement (the "Stock Purchase Agreement") with Williams Communications, LLC ("Williams"), Allen & Company Incorporate ("ACI") and Lunn iBeam, LLC ("Lunn"). Pursuant to the Stock Purchase Agreement, Williams agreed to purchase 1,800,704 shares of Series A Preferred for $20 million in cash and $10 million of in-kind services, ACI agreed to purchase 480,188 shares of Series A Preferred for $8 million in cash and Lunn agreed to purchase 120,047 shares of Series A Preferred for $2 million in cash. In addition, pursuant to an assignment (the "Assignment") entered into as of July 6, 2001, between ACI and Touch America, ACI assigned to Touch America its rights and obligations under the Stock Purchase Agreement to purchase 240,094 shares of Series A Preferred for an aggregate purchase price of $4 million in cash.

         The Series A Preferred Stock was created pursuant to a certificate of designations (the "Certificate of Designations") filed by the Issuer with the Secretary of State of the State of Delaware on the July 9, 2001. The sale and purchase of the Series A Preferred took place on July 10, 2001 (the "Closing Date").

         In addition, the following agreements were entered into in connection with the Stock Purchase Agreement:

(A) Williams, ACI, Lunn, Touch America and the Issuer entered into a registration rights agreement, dated July 10, 2001 (the "Registration Rights Agreement"), pursuant to which Williams, ACI, Lunn and Touch America will be entitled to demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of their shares of Series A Preferred; and

(B) Williams, ACI, Lunn, Touch America and the Issuer entered into a stockholders agreement, dated July 10, 2001 (the "Stockholders Agreement"), pursuant to which (i) certain restrictions were placed on the transfer of the shares of Series A Preferred owned by Williams for a period of two years, (ii) Williams received a right of first refusal relating to any shares of Common Stock or Series A Preferred offered for sale by ACI or Touch America to a third party, (iii) Williams received a right of first offer relating to any shares of Common Stock that ACI or Touch America propose to sell pursuant to an effective registration statement in an underwritten public offering, (iv) Williams, ACI, Lunn and Touch America received certain information rights with respect to the Issuer, (v) the Board of Directors of the Issuer was increased to nine members, four of whom will be nominated by Williams, (vi) Williams, ACI, Lunn and Touch America agreed to a two year standstill period during which they will be prohibited from acquiring beneficial ownership of any Common Stock or Series A Preferred of the Issuer except pursuant to (x) an offer to purchase all the outstanding capital stock of the Issuer, or (y) open market purchases necessary to maintain each investor's fully-diluted ownership percentage of the Issuer's voting stock as of the date of the Stockholders Agreement, and (vi) Williams, ACI, Lunn and Touch America received preemptive rights, whereby each investor will have a right to purchase their pro rata portion of any securities offered for sale by the Issuer.



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         The descriptions contained herein of the Stock Purchase Agreement, the
Certificate of Designations, the Registration Rights Agreement and the Stockholders Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

         Touch America purchased the Series A Preferred for investment purposes. The Filing Person currently has no plans or proposals which would result in any of the actions described in clause (a) through (j) of Item 4. The Filing Person may purchase additional shares of stock from time to time, depending on various factors, including without limitation, the price of the stock, stock market conditions and business prospects of the Issuer. The Filing Person may also determine to dispose of some or all of these beneficial holdings of the Common Stock. The Filing Person reserves the right to increase or decrease its holdings on such terms and at such times as it may decide.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on July 10, 2001, the Filing Person, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Common Stock of the Issuer set forth below (based upon the number of shares of Common Stock that were reported to be outstanding by the Issuer).


Name                                Shares                           Percentage

Touch America, Inc.                 24,009,400                       15.9%(1)

(1) This percentage is calculated assuming the conversion of 240,094 shares of Series A Preferred Stock owned by Touch America into the Issuer's Common Stock pursuant to the terms and conditions of the Issuer's Certificate of Designations, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Williams, Lunn and ACI into Common Stock. Assuming full conversion of the shares of Series A Preferred Stock owned by Williams, Lunn and ACI into Common Stock, Touch America would beneficially own 6.5% of the outstanding shares of Common Stock of the Issuer.

         (b) Touch America has the sole power to vote and to dispose of the shares of Common Stock which Touch America has reported in item 5(a) herein.

         (c)-(e)  Not applicable


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS INVOLVING SECURITIES OF THE ISSUER.



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         See Item 4, above. Except as provided therein, to the best of the
Filing Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:   Assignment, dated as of July 6, 2001, between Allen & Company
             Incorporated and Touch America and Stock Purchase Agreement, dated as of June 24, 2001, among iBeam Broadcasting Corporation, Williams Communications, LLC, Allen & Company and Lunn iBeam, LLC.

Exhibit B:   Certificate of Designations, Powers, Preferences and Rights of
             Series A Convertible Preferred Stock.

Exhibit C:   Registration Rights Agreement, dated as of July 10, 2001, among
             iBeam Broadcasting Corporation, Williams Communications, LLC,
             Allen & Company Incorporated, Lunn iBeam, LLC and Touch America,
             Inc.

Exhibit D:   Stockholders Agreement, dated as of July 10, 2001, among iBeam
             Broadcasting Corporation, Williams Communications, LLC, Allen &
             Company Incorporated, Lunn iBeam, LLC and Touch America, Inc.





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         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   July 20, 2001

TOUCH AMERICA, INC.



By:    /s/ Michael Zimmerman
       -----------------------------
Name:  Michael Zimmerman
Title: Vice President



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